UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q   [_] Form N-SAR
[_] Form C-SAR

For the Period Ended: December 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I – REGISTRANT INFORMATION

Full Name of Registrant:	Triton Distribution Systems, Inc.

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office:	One Harbor Drive, Suite 300,

City, State, and Zip Code:	Sausalito CA 94965.

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.  (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of the transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Triton Distribution Systems, Inc.  is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 within the prescribed time period because the Company is in the process of preparing and reviewing the appropriate treatment for (option expense, warrrent expense and disclosure of related issues in the financial statements.) matters in order to finalize its annual financial statements and related disclosures. Moreover,  the company does not yet have all the information it needs to complete the preparation of its financial statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Overby
Chief Financial Officer
Triton Distribution Systems, Inc.
(415) 339-4600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed.  If the answer is no, identify the report(s):
[X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes     [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Triton Distribution Systems, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008
/s/ Michael Overby
By: Michael Overby
Chief Financial Officer